Exhibit 99.1

MY Sells Shares in Huadian Fuxin

ZHONGSHAN, China, April 15, 2013 — China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced that through its subsidiary, Ming Yang Wind Power (International) Co., Ltd., the Company had sold all 141,062,000 of its shares of Huadian Fuxin Energy Corporation Limited (“Huadian Fuxin”) (HKEx: 00816) for an aggregate consideration of approximately US$35.5 million as of April 12. The shares were acquired for an aggregate consideration of approximately US$30.0 million in connection with Huadian Fuxin’s initial public offering (“IPO”) in Hong Kong and listing on the Hong Kong Stock Exchange in June 2012.

“We invested in Huadian Fuxin’s IPO last year to demonstrate our commitment to our strategic working relationship with Huadian Fuxin and its parent company, China Huadian Corporation, and continue to be excited about the potential opportunities for our companies to work together,” said Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang. “The funds received from the sale are expected to be available for working capital to enable us to continue to enhance our abilities to increase shareholder value.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations, results of and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Transactions contemplated in this press release also involve risks and uncertainties and are subject to changes and developments. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exhibit 99.1

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2012.

For further information, please visit the Company’s website: http://ir.mywind.com.cn.

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Beatrice Li

Email: ir@mywind.com.cn

URL: http://ir.mywind.com.cn

SOURCE China Ming Yang Wind Power Group Limited